SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Legal Ruling

( Rio de Janeiro , March 2, 2004 ). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that the judge of the 15th Civil Court of Rio de Janeiro, Renato Ricardo Barbosa, has determined the arrest of the Petrobras directors of the Exploration & Production and Engineering areas "for infringing article 330 of the Penal Code" (failing to comply with a judicial ruling), based on a petition filed by Marítima Petróleo e Engenharia Ltda. (Marítima) accusing Petrobras of possibly failing to comply with a legal decision.

In the opinion of Petrobras, no failure to comply with a judicial ruling occurred since Marítima based its petition on a decision by the Court of Appeals (STJ), the ruling of which has not yet been made available or even published in the Federal Government Gazette.

On November 19, 2003 , STJ judged a writ of prevention filed by Marítima and ruled, by 3 votes to 2, to suspend the decision by the Rio de Janeiro State Court that guaranteed that Petrobras could use Decree 2745/98 to hold its tenders, including those for platforms.

The STJ ruling would only imply a suspension of those tenders related with activities specifically stated in Marítima's articles of association, amongst which the construction of platforms is not included, which was the object of the action filed by the company.

The complaint filed by Marítima is specifically linked with a tender whose object is to construct the platform PRA. Therefore, since the construction of platforms is not stated in the activities in the company's articles of association, Petrobras considers that this tender would not be affected by the STJ ruling.

Petrobras' Legal Department is taking all the relevant measures - both in the civil and criminal spheres - to safeguard the company's interests and the integrity of its directors.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4 th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 03, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.